
07000771


SEC MAIL PROCESSING
RECEIVED
JAN 29 2007
WASH, D.C.
186
SECTION

TES
GE COMMISSION
. 20549

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 11/30/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TransMarket Group L.L.C. ~~and Susidiaries~~

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Boulevard, Suite 1930
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. O'Brien 312-663-4941
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
**(Name – if individual, state last, first, middle name)**

One South Wacker Drive, Suite 800 **(Address)** Chicago **(City)** Illinois **(State)** 60606-3392 **(Zip Code)**

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Thomas R. O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransMarket Group L.L.C. and Susidiaries, as of November 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

26th day of January 2007



Notary Public


OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009



Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# TransMarket Group L.L.C. and Subsidiaries
**Table of Contents**
**November 30, 2006**

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditors' Report**

Members of
TransMarket Group L.L.C. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of TransMarket Group L.L.C. and Subsidiaries as of November 30, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of TransMarket Group L.L.C. and Subsidiaries as of November 30, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
January 26, 2007

# TransMarket Group L.L.C. and Subsidiaries
## Consolidated Statement of Financial Condition
## November 30, 2006

### Assets

| | |
|---|---|
| Cash | $ 5,233,000 |
| Securities purchased under agreements to resell | 93,886,000 |
| Securities owned ($3,814,000 pledged) | 79,750,000 |
| Receivable from broker-dealers and clearing organizations | 136,928,000 |
| Exchange memberships and stock in clearing organization, at cost (market value of $4,755,000) | 3,780,000 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $6,054,000 | 5,023,000 |
| Investment in and receivable from affiliate | 7,709,000 |
| Other assets | 5,404,000 |
| Total assets | $ 337,713,000 |

### Liabilities and Members' Equity

| | |
|---|---|
| Liabilities | |
| Securities sold under agreements to repurchase | $ 103,064,000 |
| Securities sold, not yet purchased | 148,725,000 |
| Payable to broker-dealers | 12,648,000 |
| Accounts payable, accrued expenses, and other liabilities | 24,627,000 |
| Total | 289,064,000 |
| Members' equity | 48,649,000 |
| Total liabilities and members' equity | $ 337,713,000 |

See accompanying notes.

## Note 1 Nature of Operations and Significant Accounting Policies

**Nature of Operations**—TransMarket Group L.L.C. ("TMG") and Subsidiaries (collectively, the "Company") enter into proprietary transactions in securities and exchange listed derivatives, on markets in the United States, Europe, Australia and Asia. TMG is a registered broker-dealer and futures commission merchant and a member of principal U.S. commodity exchanges.

**Basis of Presentation**—The consolidated financial statement includes the accounts of TMG and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

**Use of Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Securities and Derivatives Transactions**—Transactions in securities and derivatives are recorded on trade date. Securities owned and securities sold, not yet purchased, and open futures and options on futures contracts are carried at market value, with the resulting unrealized gains and losses reflected in revenue.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

**Resale and Repurchase Agreements**—Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged where appropriate.

**Exchange Memberships and Stock in Clearing Organization and Exchanges**—Exchange memberships and stock in clearing organization held for operating purposes are carried at historical cost. Stock in exchanges held for investment purposes represent investments in derivative exchanges, are included in securities owned, and are stated at fair value. Unrealized gains and losses are reflected in income.

**Furniture, Equipment and Leasehold Improvements**—Furniture and equipment are being depreciated over the estimated useful lives of the assets on the straight-line method. Leasehold improvements are being amortized over the lesser of the estimated useful lives of the improvements or the term of the lease on the straight-line method.

**Investment in Affiliate**—The investment in affiliate is accounted for using the equity method of accounting as the Company has the ability to exercise significant influence, but not control, over the affiliate. Under this method, the investment is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur (see Note 5).

## Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

**Income Taxes**—TMG is treated as a partnership for federal income tax purposes. Consequently, TMG does not pay federal income taxes on its earnings. Members are taxed individually on their respective shares of TMG's earnings. TMG's net income or loss is allocated among the members in accordance with the provisions of the operating agreement. TMG's foreign subsidiaries are subject to tax in the jurisdictions in which they operate. Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expenses for financial reporting and tax reporting purposes, and for the benefits of any loss carryforwards.

**Translation of Foreign Currencies**—The assets and liabilities of foreign operations are translated at the exchange rates in effect at the date of the statement of financial condition, with related translation gains or losses reported as a separate component of members' equity.

**Fair Value of Financial Instruments**—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

## Note 2 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at November 30, 2006 consist of:

| | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| U.S. Government obligations | $ 70,905,000 | $ 148,725,000 |
| Common stock | 8,845,000 | |
| Total | $ 79,750,000 | $ 148,725,000 |

At November 30, 2006, U.S. Government obligations of $3,460,000 have been deposited as collateral with broker-dealers and clearing organizations and portions of these deposits collateralize amounts due to these counterparties. Common stock includes $1,227,000 of stock in an exchange that is restricted as to sale in the public market until April 1, 2007.

## Note 3 Collateral Under Resale and Repurchase Agreements

At November 30, 2006, the aggregate fair values of collateral obtained under resale agreements and securities deposited under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the consolidated financial statements.

## Note 3 Collateral Under Resale and Repurchase Agreements, *Continued*

The fair value of collateral obtained under resale agreements at November 30, 2006, was approximately $94,025,000 (including collateral delivered to satisfy delivery obligations from short positions of approximately $76,442,000). The fair value of assets pledged as collateral under repurchase agreements arose from the following:

| | |
|---|---|
| Securities owned | $ 355,000 |
| Securities owned that were sold, but not yet settled | 95,027,000 |
| Fails to deliver | 8,098,000 |
| | $103,480,000 |

## Note 4 Receivable from Brokers-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations at November 30, 2006 consist of:

| | Receivables | Payables |
|---|---|---|
| Receivable from broker-dealers and clearing organizations, including the net receivable for unsettled securities transactions | $119,611,000 | $ - |
| Securities failed-to-deliver/receive | 17,317,000 | 12,648,000 |
| Total | $136,928,000 | $ 12,648,000 |

## Note 5 Investment in Affiliate

At November 30, 2006, the Company held a 48 percent interest in BrokerOne, Pty, Ltd. ("BrokerOne"), a company that provides clearing and execution services to customers in Australia. The Company's share of earnings is recognized on the equity method in the consolidated financial statements.

Subsequent to November 30, 2006, the Company acquired an additional 22 percent interest in BrokerOne. At November 30, 2006, the Company had an investment of $3,772,000 in BrokerOne and a receivable of $3,937,000 from BrokerOne that represents balances in futures trading accounts.

The Company pays BrokerOne commissions and reimburses BrokerOne for its share of certain staff costs and office and technology costs incurred on its behalf.

## Note 6 Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities at November 30, 2006 consist of:

| | |
|---|---|
| Accrued trader compensation and participation interests | $ 11,051,000 |
| Minority interest | 2,239,000 |
| Other | 11,337,000 |
| Total | $ 24,627,000 |

At November 30, 2006, other liabilities include a 6 percent note payable to officers of $1,182,000.

## Note 7 Tax Carryforward Losses

The Company has net carryforward losses for foreign tax purposes of approximately $316,000 from one of its foreign operations available indefinitely to offset future taxable income of this operation. At November 30, 2006, the Company has a deferred tax asset of approximately $95,000 from these net carryforward losses. A valuation allowance has been provided to fully offset this deferred tax asset related to the net operating loss as realization is not assured.

## Note 8 Members' Equity

TMG's operating agreement, as amended and restated, among other things, provides for three classes of membership interests. Class A members are voting; Class B and Class C members are nonvoting. At November 30, 2006, there were no Class C members. The operating agreement provides for certain withdrawal limitations on initial and additional contributions made by members.

Members who trade proprietary accounts for the Company shall receive a special allocation, determined by the Manager in its sole discretion, based on their trading results in accordance with their trading agreements. The Manager in its sole discretion may also authorize additional amounts of the Company's net income to be allocated pro rata among the Class B and/or Class C members. The Company's net income after these special allocations is allocated pro rata to the Class A members.

## Note 9 Employee Benefit Plan

The Company has a qualified 401(k) profit sharing plan covering all eligible employees. Under the provisions of the plan, the Company matches a portion, as defined, of the employees' contributions. In addition, the Company may elect to make discretionary contributions to the plan.

## Note 10 Commitments and Contingencies

The Company leases office space under noncancelable lease agreements that expire at various dates to August 2015. At November 30, 2006, the aggregate minimum annual rental commitments under these operating leases, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

| | |
|---|---|
| 2007 | $ 1,158,000 |
| 2008 | 1,049,000 |
| 2009 | 960,000 |
| 2010 | 643,000 |
| 2011 | 448,000 |
| Thereafter | 2,292,000 |
| | $ 6,550,000 |

The Company guarantees to certain clearing houses the performance of other members of these institutions and, under certain circumstances, would be subject to assessment. The Company has not recorded any contingent liability in the consolidated financial statements as management is unable to determine the amount of future payments, if any, under these guarantees since it is based, in part, on the performance of other members of the clearing houses. At November 30, 2006, stock in a clearing organization and an exchange, having a carrying value of $1,751,000, has been deposited as collateral at the respective organizations.

## Note 11 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

## Note 12 Derivatives Activities

In the normal course of business, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options contracts, and other financial instruments with similar characteristics. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the consolidated statement of financial condition.

## Note 12 Derivatives Activities, *Continued*

**Market Risk**—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company also has securities sold, not yet purchased and will, therefore, be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the consolidated statement of financial condition.

**Credit Risk**—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

**Concentrations of Credit Risk**—The Company also enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

## Note 13 Net Capital Requirements

TMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). TMG has elected to use the alternative method permitted by the rule, which requires TMG to maintain "net capital" equal to the greater of $500,000 or 2 percent of "aggregate debit items" as these terms are defined. TMG is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and is required to maintain "net capital" equivalent to the greater of $500,000, or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. Net capital changes from day to day, due to among other things, charges for proprietary positions held. At November 30, 2006, TMG had net capital and net capital requirements of approximately $6,606,000 and $500,000, respectively. In addition, the Australian operations are subject to the capital requirements of the Sydney Futures Exchange and the Australian Securities and Investments Commission. At November 30, 2006, the Company was in compliance with these capital requirements. The net capital requirements may effectively restrict the payment of cash distributions.

## Note 14 Consolidated Subsidiaries

TMG's consolidated subsidiaries have total assets of approximately $26,942,000 and member's equity of $13,830,000.

The accounts of TMG's consolidated subsidiaries are not included in TMG's computation of net capital as the assets of TMG's consolidated subsidiaries are not readily available for the protection of TMG's counterparties and other creditors, and the liabilities of TMG's consolidated subsidiaries are not guaranteed by TMG.

END